EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated April 2, 2007 (August 1, 2007 as to the segment change described in Notes 3 and 9), relating to the financial statements and financial statement schedule of Spectra Energy Capital, LLC (formerly Duke Capital LLC and subsidiaries), (which report expresses an unqualified opinion and includes explanatory paragraphs regarding the adoption of a new accounting standard and the contribution of the member’s equity of Spectra Energy Capital, LLC by its parent, Duke Energy Corporation, to Spectra Energy Corp as a result of Duke Energy Corporation’s spin-off of the natural gas businesses effective January 2, 2007) appearing in the Current Report on Form 8-K of Spectra Energy Corp dated August 3, 2007.

/s/ Deloitte & Touche LLP

Houston, Texas

February 6, 2008